UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                Amendment No. 1
                                       to
                                  SCHEDULE 13D

                                 --------------

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                              Bucyrus-Erie Company
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   118902105
                                 (CUSIP Number)

                                 --------------

                            J. Andrew Rahl, Jr. Esq.
                      Anderson Kill Olick & Oshinsky, P.C.
              1251 Avenue of the Americas, New York, NY 10020-1182
                                 (212) 278-1469
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               April 4, 1995
            (Date of Event which Requires Filing of this Statement)

                                 --------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 118902105

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jackson National Life Insurance Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                    (b) /x/

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     Conversion of pre-bankruptcy debt and equity obligations to post-bankruptcy equity in reorganized Issuer pursuant to a Plan of Reorganization. (00).

5    CHECK  BOX  IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Michigan

NUMBER OF      7    SOLE VOTING POWER
SHARES              4,228,382
BENEFICIALLY
OWNED BY       8    SHARED VOTING POWER
EACH                4,228,382
REPORTING
PERSON         9    SOLE DISPOSITIVE POWER
WITH                4,228,382

               10   SHARED DISPOSITIVE POWER
                    4,228,382

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,228,382

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.6% (*based on amount deemed outstanding as of the effective date of the Plan of Reorganization)

14   TYPE OF REPORTING PERSON*
     Life Insurance Company (IC)

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

CUSIP No. 118902105

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     PPM America, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                    (b) /x/

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     Conversion of pre-bankruptcy debt and equity obligations to post-bankruptcy equity in reorganized Issuer pursuant to a Plan of Reorganization. (00).

5    CHECK  BOX  IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF      7    SOLE VOTING POWER
SHARES              4,228,382
BENEFICIALLY
OWNED BY       8    SHARED VOTING POWER
EACH                4,228,382
REPORTING
PERSON         9    SOLE DISPOSITIVE POWER
WITH                4,228,382

               10   SHARED DISPOSITIVE POWER
                    4,228,382

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,228,382

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.6% *(based on amount deemed outstanding as of the effective date of the Plan)

14   TYPE OF REPORTING PERSON*
     Investment Adviser (IA)

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                        AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment relates to the Schedule 13D dated December 23, 1994 ("Original Schedule 13D") filed by Jackson National Life Insurance Company ("JNL") and PPM America, Inc. ("PPM America") relating to the common stock, par value $.01 per share ("Common Stock"), of Bucyrus-Erie Company (the "Issuer"). Notwithstanding this Amendment No. 1, the Original Schedule 13D speaks as of its date. All capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Original Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 of the Original Schedule 13D is amended by amending Schedule I to the Original Schedule 13D, which sets forth the names of the directors and executive officers of JNL, Brooke, PPM America, PPM Ltd. and Prudential, as follows:

     Michael (Mick) George Newmarch resigned on January 23, 1995 as Director and Chairman of JNL and PPM Ltd. and as Group Chief Executive and Director of Prudential. Paul Brooks resigned on January 26, 1995 as Venture Capital Director of PPM Ltd. and on February 16, 1995 as Managing Director of Prudential Venture Managers Ltd ("PVM Ltd."). Accordingly, Schedule I is amended to delete references to such individuals.

     Schedule I is amended to reflect the addition of the following individuals. On January 23, 1995, Sir Brian Corby became the Group Chief Executive of Prudential. On January 21, 1995 Jonathan Morgan, a United Kingdom citizen, became Venture Capital Director of PPM Ltd. and on February 16, 1995, Managing Director of PVM Ltd., which is his present principal occupation or employment and the address of the corporation in which such employment is conducted is 1 Waterhouse Square, Holborn Bars, London, EC1N 2ST, England. Mark Bernard Mandich, a United States citizen, is Vice President Finance and Administration and Chief Compliance Officer of PPM America, which is his present principal occupation or employment and the address of the corporation in which such employment is conducted is 225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606. Amendment No. 1 to Schedule I attached hereto contains the requisite amended responses to Sections (a), (b), (c) and (f) of Item 2 consistent with the foregoing in the format of Schedule I.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the Original Schedule 13D is amended to amend and restate in their entirety the second, third and fourth paragraphs thereof and to add the following additional paragraphs as follows:

     The reporting persons presently do not intend to acquire additional shares of Common Stock in the open market or through privately negotiated transactions unless the price of the shares of Common Stock declines or the restrictions described in Item 4 of the Original Schedule 13D relating to the election of directors of the Issuer are removed or circumstances otherwise change to permit the reporting persons effectively to control the Board of Directors of the Issuer.

     The reporting persons continue to anticipate that JNL may, however, acquire additional shares of Common Stock pursuant to the terms of the Plan. As discussed in Item 3 of the Original Schedule 13D, pursuant to Section 3.09(b)(ii) of the Plan, any recovery of cash or property obtained by or on behalf of the Issuer with respect to any Cause of Action against a Non-Released Person which arose prior to February 18, 1994 shall constitute a distribution on JNL's claim as the holder of the Bucyrus Resettable Senior Notes. Accordingly, pursuant to Section 3.09(b)(ii) of the Plan, JNL may be entitled from time to time after the date of this filing to receive additional shares of Common Stock. Specifically, JNL is vigorously pursuing as a representative of Holdings' and Bucyrus' bankruptcy estates claims, rights and Causes of Action against South Street Corporate Recovery Fund I, L.P., South Street Leveraged Corporate Recovery Fund, L.P., South Street Corporate Recovery Fund I (International), L.P., Greycliff Partners, Ltd. and their respective successors, predecessors and other related parties, including Mikael Salovaara and Alfred Eckert, each in its or his capacity as a Non-Released Person. At this time the reporting persons believe it is premature and speculative to estimate the number of shares which would be received by JNL if JNL were to be wholly or partially successful in pursuing such claims.

     The reporting persons may in the future seek in open market or privately negotiated transactions to acquire additional shares of Common Stock or to dispose of all or a portion of Common Stock covered by the Original Schedule 13D. The reporting persons may from time to time consider or discuss with third parties the disposition of some or all of the shares of Common Stock but do not presently intend to dispose of such securities. In making any decision whether to acquire or dispose of shares of Common Stock, in addition to the considerations discussed above, the reporting persons will consider various factors, including, among other things, the Issuer's financial condition, business and prospects, the price at which such securities are trading, the corporate governance issues described herein, and the nature of other opportunities available.

     JNL is presently pursuing in the Bankruptcy Court a claim under Section 503(b) of the Bankruptcy Code for the recovery of approximately $3.311 million in actual, necessary professional legal and financial advisory fees and out of pocket expenses incurred by JNL in making a substantial contribution in the Proceedings ("503(b) Claim"). JNL has advised the Issuer that if such claim were to be allowed, JNL would consider receiving from the Issuer additional shares of Common Stock instead of requiring payment in cash. At this time the reporting persons believe it is premature and speculative to estimate the number of shares which would be received by JNL if JNL were to be wholly or partially successful in pursuing its 503(b) Claim and if the Issuer were to issue to JNL shares of Common Stock in lieu cash.

     The reporting persons have from time to time discussed with Issuer and/or unrelated third parties opportunities to engage in an extraordinary corporate transaction involving such companies or the sale or transfer of a material amount of assets of such companies. The reporting persons anticipate that they will continue to explore such types of opportunities with respect to the Issuer. However, based upon the Issuer's reduced cash flow projections as announced in its December 29, 1994 press release, which is Exhibit 99.3 to the Issuer's Form 8-K filed December 29, 1994, and certain other business considerations, the reporting persons presently do not believe that the Issuer should pursue an acquisition strategy.

     The reporting persons have advised the Issuer that they believe senior management of the Issuer should be augmented to fill empty positions or replaced as a consequence of the past poor financial performance of the Company and have caused the JNL Directors to propose to the Issuer's Board of Directors several proposals to achieve that result. The members of the Board of Directors other than the JNL Directors have blocked such attempts to replace senior management. However, the Board voted to appoint Mr. Stark and Mr. Bartlett to a committee to retain a management consulting firm to evaluate management. Such management consulting firm's assignment would be to conduct a comprehensive review of the Issuer's management structure, its present senior management team, and the individuals that are currently occupying each of the senior management positions.

     Since the Effective Date, the offices of Chairman and Chief Executive Officer of the Issuer have been vacant. The reporting persons have been advised that the President of the Issuer, Phillip W. Mork, has requested that the Board expand his titles to include that of the Chairman and Chief Executive Officer. The JNL Directors have advised the Issuer that JNL opposes such appointments.

     The reporting persons may take any other action with respect to the Issuer and its securities in any manner permitted by law.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Original Schedule 13D is amended to add the following:

     (a) Item 11 of the cover pages is incorporated herein by reference. Item 11 has been amended to reflect that the number of shares of Common Stock beneficially owned by each reporting person is 4,228,382. The number of such shares previously reported in the Original Schedule 13D (4,228,384) erroneously included 2 additional shares which were the result of rounding fractional shares which, pursuant to Section 7.10 of the Plan, were not to be rounded but were cashed out.

     (b) Items 7, 8, 9 and 10 of the cover pages are incorporated herein by reference. Such items have been amended to reflect that the number of shares of Common Stock beneficially owned by each reporting person in response to each item is 4,228,382. The number of such shares previously reported in the Original
Schedule 13D (4,228,384) erroneously included 2 additional shares which were the result of rounding fractional shares which, pursuant to Section 7.10 of the Plan, were not to be rounded but were cashed out.

ITEM 7.  EXHIBITS

     1. Issuer's December 29, 1994 press release, which is Exhibit 99.3 to the Issuer's Form 8-K filed December 29, 1994.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 10, 1995

                                              JACKSON NATIONAL LIFE
                                              INSURANCE COMPANY



                                                  By: /S/ F. JOHN STARK, III
                                                  --------------------------
                                                  Name: F. John Stark, III
                                                  Title: Attorney-in-fact


                                                  PPM AMERICA, INC.



                                                  By: /S/ F. JOHN STARK, III
                                                  --------------------------
                                                  Name: F. John Stark, III
                                                  Title: Senior Vice
                                                  President and
                                                  General Counsel

                       SCHEDULE I TO AMENDED SCHDULE 13D


                        EXECUTIVE OFFICERS AND DIRECTORS
                  OF JACKSON NATIONAL LIFE INSURANCE COMPANY,
                BROOKE LIFE INSURANCE COMPANY, PPM AMERICA, INC.
                   PRUDENTIAL PORTFOLIO MANAGERS LIMITED AND
                           PRUDENTIAL CORPORATION PLC


     The information given in sections a, b, c, and f of Item 2 of the Original
Schedule 13D is amended to add the following individuals:



                       PPM AMERICA, INC. ("PPM America")
                       ---------------------------------
Responses to Sections (a), (b), (c) and (f) of Item 2:


(a) Name and Position:                  Mark Bernard Mandich, Vice President
                                        Finance and Administration, Treasurer
                                        and Chief Compliance Officer


(b) Business Address:                   225 West Wacker Drive, Suite 1200
                                        Chicago, Illinois  60606


(c) Present Principal Occupation         Vice President Finance and
    Employment and the Name,             Administration, Treasurer and Chief
    Principal Business and Address       Compliance Officer of PPM America
    of any Corporation or other
    Organization in which such
    Employment is conducted:


(f) Citizenship:                         U.S.A.




               PRUDENTIAL PORTFOLIO MANAGERS LIMITED ("PPM Ltd.")


             RESPONSES TO SECTIONS (A), (B), (C) AND (F) OF ITEM 2:


(a) Name and Position:                 Jonathan Morgan, Venture Capital Director


(b) Business Address:                  142 Holborn Bars
                                       London, EC1N 2NH, England


(c) Present Principal Occupation       Venture Capital Director of PPM Ltd. and
    or Employment and the Name,        Managing Director of Prudential Venture
    Principal Business and Address     Managers Ltd.
    of any Corporation or other
    Organization in which such
    Employment is conducted:


(f) Citizenship:                       U.K.




                   PRUDENTIAL CORPORATION PLC ("Prudential")


             RESPONSES TO SECTIONS (A), (B), (C) AND (F) OF ITEM 2:


(a) Name and Position:                    Sir Brian Corby, Chairman, Group Chief
                                          Executive and Director


(b) Business Address:                     142 Holborn Bars
                                          London, EC1N 2NH, England


(c) Present Principal Occupation          Chairman, Group Chief Executive and
    or Employment and the Name,           Director of Prudential
    Principal Business and Address
    of any Corporation or other
    Organization in which such
    Employment is conducted:


(f) Citizenship:                          U.K.